Exhibit 99.3

MAKEMYTRIP LIMITED

Unaudited Pro Forma Combined Revenue Less Service Cost

For the year ended March 31, 2017 – Non IFRS Measure

On January 31, 2017, MakeMyTrip Limited (‘MMYT’) acquired 100% of the outstanding shares and voting interest of Ibibo Group Holdings (Singapore) Pte. Limited (‘ibibo Group’), a subsidiary of MIH Internet SEA Pte. Limited (which is jointly owned by Naspers Limited and Tencent Holdings Limited).

MMYT has included as Exhibit 99.2 in this Form 6-K the unaudited pro forma condensed combined consolidated statement of profit or loss for the year ended March 31, 2017, which was prepared based on the historical audited consolidated financial statements of MakeMyTrip for the year ended March 31, 2017 (which includes ibibo Group’s results for the two month period ended March 31, 2017) and historical combined financial statements of ibibo Group for the ten month period ended January 31, 2017, giving effect to the acquisition of ibibo Group by MakeMyTrip as if it had occurred on April 1, 2016.

As certain parts of MMYT’s revenues are recognized on a “net” basis and other parts of its revenue are recognized on a “gross” basis, MMYT evaluates its financial performance based on revenue less service costs, which is a non-IFRS measure, as MMYT believes that revenue less service costs reflects more relevant information about the value addition of the travel services that MMYT provides to its customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis since MMYT is the primary obligor in the arrangement and assume the risks and responsibilities, including the responsibility for delivery of services. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while MMYT’s cost of procuring the relevant services and products for sale to its customers in this business is classified as service cost. MMYT believes that revenue less service costs reflects more accurately the value addition of the travel services that MMYT provides to customers in its packages business where MMYT is the primary obligor and is similar to the revenue on a “net” basis for its air ticketing and hotels business where MMYT acts as an agent.

Accordingly, MMYT has presented below the pro forma combined revenue less service cost for the year ended March 31, 2017. MMYT’s revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for MMYT’s consolidated financial results prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Investors should read this information in conjunction with the:

•	MMYT’s separate historical audited financial statements as of and for the year ended March 31, 2017 which are included in MMYT’s Annual Report on Form 20-F for the year ended March 31, 2017 filed with the SEC on July 18, 2017;

•	separate historical financial statements of ibibo Group for the nine months ended December 31, 2016 included as Exhibit 99.1 in this Form 6-K; and

•	unaudited pro forma condensed combined consolidated statement of profit or loss for the year ended March 31, 2017, which was prepared based on the historical audited consolidated financial statements of MakeMyTrip for the year ended March 31, 2017 (which includes ibibo Group’s results for the two month period ended March 31, 2017) and historical combined financial statements of ibibo Group for the ten month period ended January 31, 2017, giving effect to the acquisition of ibibo Group by MakeMyTrip as if it had occurred on April 1, 2016, included as Exhibit 99.2 in this Form 6-K.

The unaudited pro forma combined revenue less service cost has been prepared by MMYT for illustrative purposes only and reflects estimates and assumptions based on information available at the time of the preparation.

The following table reconciles MMYT’s pro forma combined revenue to pro forma combined revenue less service cost:

(Amounts in USD thousands)

For the year ended March 31, 2017	Pro Forma Combined
Total Revenue	609,798
Service cost
Procurement cost of hotel and packages services	190,649
Commission paid and other cost of providing services	5,565

Revenue less service cost	413,584